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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGE AND PREFERRED STOCK DIVIDENDS
For the Nine Months Ended September 30, 2002
(in thousands, except ratio data)

		Year Ended December 31,
	Nine Months Ended September 30, 2002
		2001	2000	1999	1998	1997
Income Before Minority Interests	$50,775	$34,710	$57,761	$45,841	$39,252	$28,714
Add:
Extraordinary Charges	1,260	16,751	3,494	2,762	3,940	8,457
Distributed Income of Equity Investees	44,343	28,134	44,003	23,683	32,434	29,278
Fixed Charges Excluding Capitalized Interest	38,770	57,737	56,736	49,498	46,366	43,195
Amortization of Capitalized Interest	1,508	1,661	2,865	821	793	—
Deduct:
Equity in Earnings of Equity Investees	(14,257)	(12,525)	(16,571)	(12,287)	(8,097)	(4,372)

	$122,399	$126,468	$148,288	$110,318	$114,688	$105,272

Fixed Charges:
Interest Expense including Amortization of Debt Costs	$38,770	$57,737	$56,736	$49,498	$46,366	$43,195
Capitalized Interest	29,788	25,670	21,058	13,065	8,761	8,890

Total Fixed Charges	$68,558	$83,407	$77,794	$62,563	$55,127	$52,085
Preferred Stock Dividends (1)	—	—	—	—	—	—

Total Fixed Charges and Preferred Dividends	$68,558	$83,407	$77,794	$62,563	$55,127	$52,085

Ratio of Earnings to Combined Fixed Charges	1.8	1.5	1.9	1.8	2.1	2.0
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.8	1.5	1.9	1.8	2.1	2.0
(1)
Preferred dividends for the Company's Series A cumulative convertible preferred stock is being treated as interest expense consistent with the Company's financial statements. The dividends on the Series A cumulative convertible preferred stock recorded as interest expense was $6,177 and $5,400 for the nine months ended September 30, 2002. and the year ended December 31, 2001 respectively. The Company did not have any preferred stock outstanding prior to 2001.

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGE AND PREFERRED STOCK DIVIDENDS For the Nine Months Ended September 30, 2002 (in thousands, except ratio data)